Filed Pursuant to Rule 424(b)(5)
Registration No. 333-70707
Pricing Supplement
(To Prospectus Supplement dated June 27, 2002
and Prospectus dated February 16, 1999)

$100,000,000
8 1/4% Notes due 2012

Interest payable January 1 and July 1

Issue price: 99.499%

The notes will mature on July 1, 2012. Interest will accrue from July 3, 2002. We may redeem the notes in whole or in part at any time at the redemption prices described on pages PS-5 and PS-6.

Investing in the notes involves risks. See “Risk Factors” on page S-4 in the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, the prospectus supplement or the prospectus to which it relates is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds to Us

Per Note	99.499%	.650%	98.849%

Total	$99,499,000	$650,000	$98,849,000

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company on or about July 3, 2002.

JPMorgan

Banc of America Securities LLC	Credit Suisse First Boston

June 27, 2002

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement or the accompanying prospectus supplement and prospectus. You must not rely on any unauthorized information or representations. This pricing supplement and accompanying prospectus supplement and prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and accompanying prospectus supplement and prospectus is current only as of the date of the applicable document.

Pricing Supplement

THE COMPANY

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985, is a real estate investment trust, or REIT, that invests primarily in health care related facilities and provides financing to health care providers. Whenever we refer to “the Company” or to “us” or use the terms “we” or “our,” we are referring to Nationwide Health Properties, Inc.

As of March 31, 2002, we had investments in 307 facilities located in 37 states. The facilities include 163 skilled nursing facilities, 129 assisted living facilities, twelve continuing care retirement communities, one rehabilitation hospital, one long-term acute care hospital and one medical clinic. Our facilities are operated by 60 different operators, including the following publicly traded companies: Alterra Healthcare Corporation, American Retirement Corporation, ARV Assisted Living, Inc., Beverly Enterprises, Inc., Harborside Healthcare Corporation, HEALTHSOUTH Corporation, Integrated Health Services, Inc., Mariner Health Care, Inc. and Sun Healthcare Group, Inc. Of the operators of our facilities, only Alterra, Beverly and ARV, which accounted for 13%, 10% and 10%, respectively, of our revenues for the three months ended March 31, 2002, account for more than 10% of our revenues.
As of March 31, 2002, we had direct ownership of 134 skilled nursing facilities, 123 assisted living facilities, nine continuing care retirement communities, one rehabilitation hospital, one long-term acute care hospital and one medical clinic. Substantially all of our owned facilities are leased under “net” leases that are accounted for as operating leases.

The leases have initial terms ranging from 5 to 21 years, and generally have two or more multiple-year renewal options. Approximately 53% of our facilities are leased under master leases. In addition, most of the leases contain cross-collateralization and cross-default provisions tied to other leases with the same lessee, as well as grouped lease renewals and grouped purchase options. Obligations under our leases generally have corporate guarantees, and, as of March 31, 2002, leases covering 206 facilities are backed by irrevocable letters of credit or security deposits that cover up to 12 months of monthly minimum rents. Under the terms of the leases, the lessees are responsible for all maintenance, repairs, taxes and insurance on the leased properties.

As of March 31, 2002, we held 27 mortgage loans receivable secured by 29 skilled nursing facilities, six assisted living facilities and three continuing care retirement communities. As of March 31, 2002, the mortgage loans receivable had a net book value of approximately $127,587,000 with individual outstanding balances ranging from approximately $155,000 to $16,104,000 and maturities ranging from 2002 to 2024.

We anticipate making additional investments in health care related facilities during 2002, although the level of our new investments has been depressed during the last two years. During that time we did not make significant additional investments beyond our actual commitments because access to long-term capital was not available under favorable terms. Financing for future investments may be provided by borrowings under our bank line of credit, private placements or public offerings of debt or equity, the assumption of secured indebtedness, obtaining mortgage financing on a portion of our owned portfolio or through joint ventures. We anticipate the potential repayment of certain mortgage loans receivable and the possible sale of certain facilities during 2002. In the event that there are mortgage loan receivable repayments or facility sales in excess of new investments, revenues may decrease. We anticipate using the proceeds from any mortgage loan receivable repayments or facility sales to reduce the outstanding balance on our bank line of credit, if any, to repay other borrowings as they mature or to provide capital for future investments. Any such reduction in debt levels would result in reduced interest expense that we believe would partially offset any decrease in revenues. We believe we have sufficient liquidity and financing capability to finance anticipated future investments, maintain our current dividend level and repay borrowings at or prior to their maturity.

We believe we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We intend to continue to qualify as such and therefore to distribute at least 90% of our REIT taxable income to our stockholders. If we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (e.g. at the corporate and stockholder levels) that generally results from investing in the stock of a corporation.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

RECENT DEVELOPMENTS

Acquisitions

On April 9, 2002, our joint venture acquired 43 assisted living facilities from La Quinta Properties Inc., formerly Meditrust Corporation, and various affiliates, for approximately $99.1 million. Alterra is leasing these facilities under a single master lease. We separately acquired six assisted living facilities from La Quinta for approximately $17.1 million. Alterra leases these facilities under a master lease with the majority of the other facilities it leases from us. Additionally, on May 30, 2002, we acquired one assisted living facility in New York for approximately $21.2 million. This facility will continue to be operated by a subsidiary of Atria, Inc.

Termination of Arthur Andersen LLP

On March 13, 2002, our Board of Directors and its Audit Committee decided to no longer engage Arthur Andersen LLP as our independent public accountants and engaged Ernst & Young LLP to serve as the Company’s independent public accountants for the calender year 2002. See “Risk Factors—Arthur Andersen Consent” on page S-7 of the accompanying prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $98.7 million after deducting estimated underwriters’ discounts and commissions and other offering expenses payable by us. The net proceeds from the sale of the notes will be used for general corporate purposes, including the repayment of amounts outstanding under our revolving bank line of credit. As of June 21, 2002, the aggregate amount of such indebtedness was approximately $62.0 million having interest rates between 3.15% and 4.75% and a maturity date of March 31, 2003. Amounts outstanding under the bank line of credit were incurred for general corporate purposes, including the acquisition of health care facilities and mortgage loans secured by health care facilities. We are required to use the net proceeds of this offering to repay amounts outstanding under our revolving bank line of credit.

DESCRIPTION OF THE NOTES

The notes will be issued as a part of a series of debt securities designated as Medium-Term Notes, Series D and issued under an indenture, dated January 13, 1999 (the “indenture”), between us and J.P. Morgan Trust Company, National Association (formerly Chase Manhattan Bank and Trust Company), as trustee (the “trustee”). The Medium-Term Notes are currently limited to $500,000,000 aggregate initial offering price and the notes are initially limited to $100,000,000 aggregate principal amount. The following summary of certain provisions of the notes, of the Medium-Term Notes and of the indenture is not complete and is qualified in its entirety by reference to the indenture, a copy of which has been filed as an exhibit to the registration statement of which this pricing supplement and the accompanying prospectus supplement and prospectus are a part. Capitalized terms used but not defined in this pricing supplement or in the accompanying prospectus supplement or prospectus have the meanings given to them in the indenture. The term “securities,” as used in this pricing supplement, refers to all securities issuable from time to time under the indenture and includes the Medium-Term Notes. The term “Medium-Term Notes” includes the notes.

General

All securities, including the notes, to be issued under the indenture will be our unsecured obligations and will rank pari passu with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The indenture does not limit the aggregate principal amount of securities which may be issued thereunder, and securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by us for each series. We may also provide for the issuance of additional Medium-Term Notes or other securities under the indenture in addition to the securities authorized as of the date of this pricing supplement.

The notes will be fixed rate notes, will mature on July 1, 2012 and will bear interest from July 3, 2002 at the rate of 8 1/4% per annum. Interest on the notes will be payable semiannually in arrears on January 1 and July 1 of each year, commencing on January 1, 2003, to holders of the notes on the fifteenth day (whether or not a business day) immediately preceding the related interest payment date. Payments of principal of, and premium, if any, and interest on the notes will be made by us through the trustee to The Depositary Trust Company. See “Description of the Notes — Book-Entry Notes” in the accompanying prospectus supplement.

Optional Redemption

The notes will be redeemable, in whole or from time to time in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 37.5 basis points plus, in each case, accrued interest thereon to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (i) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means J.P. Morgan Securities Inc. or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) each of J.P. Morgan Securities Inc., Banc of America Securities LLC and Credit Suisse First Boston Corporation and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer or Dealers that we select.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with these notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with these notes and shall have the same terms as to status, redemption or otherwise as these notes.

UNDERWRITING

Under the terms and subject to the conditions in the terms agreement dated the date of this pricing supplement, which incorporates the distribution agreement dated February 18, 1999, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
J.P. Morgan Securities Inc.	$60,000,000
Banc of America Securities LLC	25,000,000
Credit Suisse First Boston Corporation	15,000,000

Total	$100,000,000

Under the terms and conditions of the terms agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $130,000.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. If the underwriters or affiliates of the underwriters receive more than 10% of the proceeds of this offering in connection with the repayment of amounts outstanding under our revolving bank line of credit, this offering will be made in accordance with Section 2710(c)(8) of the NASD conduct rules.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

We expect that delivery of the notes will be made against payment therefor on or about July 3, 2002, which is the fourth business day following the date of this pricing supplement (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this pricing supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisor.

EXPERTS

Arthur Andersen LLP, independent public accountants, audited our consolidated balance sheets as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001, incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Arthur Anderson as experts in accounting and auditing in giving the audit reports.

Prospectus Supplement
(To Prospectus dated February 16, 1999)

$500,000,000

Medium-Term Notes, Series D
Due 9 Months or More from Date of Issue

The following terms may apply to the notes which we may sell at one or more times. The final terms for each note will be included in a pricing supplement. We will receive between $496,250,000 and $499,375,000 of the proceeds from the sale of the notes, after paying the agents commissions of between $625,000 and $3,750,000.

•	Mature 9 months to 30 years or more

•	Fixed or floating interest rate or indexed notes or zero-coupon or other original issue discount notes. The floating interest rate may be based on:

•	CD rate

•	Commercial paper rate

•	Federal Funds effective rate

•	LIBOR

•	Prime rate

•	Treasury rate

•	Any other rate specified by us in a pricing supplement

•	Any combination of rates specified in a pricing supplement

•	Certificated or book-entry form

•	Subject to redemption and repurchase at our option or the holder’s option

•	Not convertible, amortized or subject to a sinking fund

•	Interest paid on fixed rate notes semi-annually

•	Interest paid on floating rate notes monthly, quarterly, semi-annually or annually

•	Minimum denominations of $1,000 increased in multiples of $1,000

•	May be foreign currency or composite currency denominated

•	Same day settlement and payment

•	Immediately available funds
Investing in our notes involves risks. We refer you to the discussion of certain risks that purchasers of our notes should consider beginning on page S-4 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Nationwide Health Properties, Inc. may sell the notes directly or through one or more agents or dealers, including the agents listed below. The agents are not required to sell any specific number or amount of the notes. The agents will use their reasonable efforts to sell the notes offered.

Goldman, Sachs & Co.	Merrill Lynch & Co.

The date of this Prospectus Supplement is June 27, 2002.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document.

STATEMENT REGARDING FORWARD LOOKING DISCLOSURE

Certain information contained in this prospectus supplement and in the accompanying prospectus includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. These statements may be identified, without limitation, by the use of forward looking terminology such as “may”, “will”, “anticipates”, “expects”, “believes”, “intends”, “should” or comparable terms or the negative thereof. All forward-looking statements included in this prospectus supplement and in the accompanying prospectus are based on information available to us on the date hereof. Such statements speak only as of the date hereof and we assume no obligation to update such forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include (without limitation) the following:

•	the effect of economic and market conditions and changes in interest rates;

•	the general distress of the health care industry;

•	government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

•	continued deterioration of the operating results or financial condition, including bankruptcies, of our tenants;

•	the ability of our operators to repay deferred rent in future periods;

•	our ability to attract new operators for certain facilities;

•	occupancy levels at certain facilities;

•	our ability to sell certain facilities for their book value;

•	changes in the market value of our real estate investments;

•	the ability of our borrowers to repay their loans;

•	the amount and yield of any additional investments;

•	changes in tax laws and regulations affecting real estate investment trusts;

•	access to the capital markets and the cost of capital; and

•	changes in the ratings of our debt securities.

Other risks, uncertainties and factors, including those discussed under the caption “Risk Factors” beginning on page S-4 of this prospectus supplement, could cause our actual results to differ materially from those projected in any forward-looking statement we make.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision in us. The risks and uncertainties described below are not the only ones facing us and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows.

Operator Obligations

Our income would be adversely affected if a significant number of our operators were unable to meet their obligations to us or if we were unable to lease our facilities or make mortgage loans on economically favorable terms. There can be no assurance that a lessee will exercise its option to renew its lease upon the expiration of the initial term or that if such failure to renew were to occur, we could lease the facility to another operator on favorable terms.

Operator Governmental Regulations

Our operators are subject to regulation by federal, state and local governments. These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. These changes may have a dramatic effect on our operators’ costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. The failure of any of our operators to comply with such laws, requirements and regulations could adversely affect such operator’s ability to meet its obligations to us.

Operator Reimbursement Rates

The ability of our operators to generate revenue and profit affects the underlying value of our facilities. Revenues of our operators are generally derived from payments for patient care from the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans, health maintenance organizations, preferred provider arrangements, self-insured employers as well as the patients themselves.

A significant portion of our operators’ revenue is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. Federal and state governments have adopted and continue to consider various health care reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that have resulted in reduced levels of payment for a substantial portion of health care services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. In addition, reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors.

Governmental and public concern regarding health care costs may result in significant reductions in payment to health care facilities, and there can be no assurance that future reimbursement rates for either governmental or private payors will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies that reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of our operators and thereby adversely affect their ability to meet their obligations to us.

Operator Financial Difficulties

Our facilities are operated by 60 different operators including the following publicly traded companies: Alterra Healthcare Corporation, American Retirement Corporation, ARV Assisted Living, Inc., Beverly Enterprises, Inc., Harborside Healthcare Corporation, HEALTHSOUTH Corporation, Integrated Health Services,

Inc., Mariner Health Care, Inc., and Sun Healthcare Group, Inc. At March 31, 2002, only Alterra, Beverly and ARV, which accounted for 13%, 10% and 10%, respectively, of our revenues for the three months ended March 31, 2002, account for 10% of more of our revenues.

Four operators of skilled nursing facilities and one operator of assisted living facilities we own have filed for protection under the United States bankruptcy laws since 1999. These operators included Sun, Mariner, Integrated, SV/Home Office Inc. and certain affiliates, or SV, and Assisted Living Concepts, Inc., or ALC. During 2002, Sun, Mariner and ALC emerged from bankruptcy. In March 2002, the bankruptcy court approved our final settlement with Sun that included their assumption of five leases and rejection of one other. In April 2002, the bankruptcy court approved Mariner’s Second Amended Joint Plan of Reorganization that will result in our obtaining ownership of the facility securing our only mortgage loan with Mariner. Also in April 2002, the bankruptcy court approved our final settlement with Integrated that resulted in the assumption by Integrated of the amended leases on five buildings and the rejection of two others. Over the course of these proceedings, (A) Sun (which emerged from bankruptcy earlier this year) has returned 20 facilities and agreed to a master lease of the remaining five facilities involved in the bankruptcy; (B) Mariner (which emerged from bankruptcy earlier this year) has returned 15 facilities, agreed to give us a deed in lieu of foreclosure for a facility that secured a mortgage loan receivable and assumed leases on six facilities; (C) Integrated has returned two facilities and agreed to a master lease on the other five facilities; (D) SV has agreed to assume the lease on one building, return one facility and extend its mortgage on two other buildings for five years; and (E) ALC (which emerged from bankruptcy earlier this year) assumed the leases on two buildings and transferred title to us and signed leases on two buildings that had previously secured mortgages loans receivable from ALC. We have leased 32 of these facilities to new operators and sold two facilities.

Our financial position and our ability to make distributions may be adversely affected by financial difficulties experienced by any of our major operators, including bankruptcy, insolvency or general downturn in business of any such operator, or in the event any such operator does not renew or extend its relationship with us as its term expires.

Operators Seeking Bankruptcy Protection

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding.

If one of our lessees seeks bankruptcy protection, the lessee can either assume or reject the lease. Generally, the operator is required to make rent payments to us during their bankruptcy until they reject the lease. If the lessee assumes the lease, the court cannot change the rental amount or any other lease provision that could financially impact us. However, if the lessee rejects the lease, the facility would be returned to us. If the facility is returned to us, our financial condition could be adversely affected by delays in leasing the facility to a new operator.

In the event of a default by our operators under mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is obtained from the court. High “loan to value” ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the replacement of the operator licensed to manage the facility. In some instances, we may take possession of a property that may expose us to successor liabilities. If any of these events occur, our revenue and operating cash flow could be adversely affected.

Fraud and Abuse Regulations

There are various federal and state laws prohibiting fraud by health care providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments.

There are also laws that govern referrals and financial relationships. A wide array of relationships and arrangements, including ownership interests in a company by persons who refer or who are in a position to refer patients, as well as personal services agreements, have under certain circumstances, been alleged or been found to violate these provisions. State and federal governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers.

Licensing, Certification and Accreditation

Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities. In granting and renewing licenses, regulatory agencies consider, among other things, the physical buildings and equipment, the qualifications of the administrative personnel and nursing staff, the quality of care and the continuing compliance with the laws and regulations relating to the operation of the facilities. In the ordinary course of business, the operators receive notices of deficiencies for failure to comply with various regulatory requirements and take appropriate corrective and preventive actions.

Failure to obtain licensure or loss of licensure would prevent a facility from operating. Failure to maintain certification in the Medicare and Medicaid programs would result in a loss of funding from those programs. Although accreditation is generally voluntary, loss of accreditation could result in a facility failing to meet eligibility requirements to participate in various reimbursement programs. These events could adversely affect the facility operator’s ability to meet its obligations to us.

Competition

The health care industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar health care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. In addition, overbuilding in the assisted living market during the past several years caused a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services. This resulted in lower revenues for the operators of certain of our facilities. It may also have contributed to the financial difficulties of some of our operators. While we believe that overbuilt markets should reach stabilization in the next couple of years due to minimal new development, we cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. There can also be no assurance that our operators will not encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to meet their obligations to us.

Debt Obligations

We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make distributions to our stockholders, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness.

If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase. This increased interest expense would adversely affect our financial condition and results of operations.

Leverage

Financing for our future investments may be provided by borrowings under our bank line of credit, private or public offerings of debt, the assumption of secured indebtedness, obtaining mortgage financing on a portion of our owned portfolio or through joint ventures. Accordingly, we could become more highly leveraged. The degree of leverage could have important consequences to stockholders, including affecting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

External Sources of Capital

In order to qualify as a REIT under the Internal Revenue Code, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we may not be able to fund all future capital needs, including capital needs in connection with acquisitions, from cash retained from operations. As a result, we rely on other sources of capital, which we may not be able to obtain on favorable terms or at all. Our access to capital depends upon a number of factors, including general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Additional debt financing may substantially increase our leverage.

Investment Level

Difficult capital market conditions in our industry during the past several years have limited our access to capital. As a result, the level of our new investments decreased. If the level of our new investments does not increase or if mortgage repayments or sales of our facilities exceed our new investments, our revenues may decrease.

Arthur Andersen Consent

Arthur Andersen LLP, which audited our financial statements, was found guilty of obstruction of justice arising from the government’s investigation of Enron Corp. The inability of Arthur Andersen in the future to provide its consent to use our audited financial statements could impact our ability to, among other things, fulfill the SEC’s periodic reporting requirements or access the public capital markets. In addition, in the event the SEC ceases to accept the financial statements audited by Arthur Andersen, it is possible that our available audited financial statements may not satisfy SEC requirements. Any delay or inability to, among other things, fulfill the SEC’s periodic reporting requirements or access the public markets could have an adverse impact on our business. Also, investors’ ability to seek potential recoveries from Arthur Andersen related to any claims such investors may assert as a result of the work performed by Arthur Andersen may be significantly limited.

REIT Status

We intend to operate in a manner to qualify as a REIT under the Internal Revenue Code. We believe that we have been organized and have operated in a manner, which would allow us to qualify as a REIT under the Internal Revenue Code. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements established under highly technical and complex Internal Revenue Code provisions. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating at least 90% of our annual REIT taxable income. Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. However, we are not aware of any pending tax legislation that would adversely affect our ability to operate as a REIT.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

Key Personnel

We depend on the efforts of our executive officers, particularly Mr. R. Bruce Andrews, Mr. T. Andrew Stokes and Mr. Mark L. Desmond. While we believe that we could find suitable replacements for these key personnel, the loss of their services or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment agreements with these executive officers, these employment agreements may not assure their continued service.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2002	2001	2000	1999	1998	1997
Ratio	1.15	2.02	2.15	2.20	2.49	3.01

PRICING SUPPLEMENT

The pricing supplement for each offering of notes will contain the specific information and terms for that offering. The pricing supplement may also add, update or change information contained in the prospectus and this prospectus supplement. It is important for you to consider the information contained in the prospectus and this prospectus supplement, the incorporated documents and the pricing supplement in making your investment decision.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture between us and the trustee, J.P. Morgan Trust Company, National Association (formerly Chase Manhattan Bank and Trust Company), dated January 13, 1999. This prospectus supplement briefly outlines some of the indenture provisions. If you would like more information on these provisions, you should review the indenture and its supplements that we filed with the SEC. See “Where You Can Find More Information” on how to locate the indenture and the supplements.

The indenture does not limit the amount of debt securities that may be issued. As of the date of this prospectus supplement, the Company has authorized the issuance of up to $500,000,000 of notes as a separate series of debt securities. Each series of debt securities may differ as to their terms. For current information on the Company’s outstanding debt see our most recent Form 10-K and 10-Q. See “Where You Can Find More Information” in the accompanying prospectus.

The notes are unsecured and will rank equally with all of the Company’s unsecured and unsubordinated indebtedness. The notes will be denominated in U.S. dollars and the Company will pay principal and interest in U.S. dollars. The notes will not be subject to any conversion, amortization or sinking fund. It is anticipated that the notes will be “book-entry,” represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. However, the Company reserves the right to issue notes in certificate form registered in the names of the noteholders.

In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity, redemption or repurchase. In discussing the time for notices and how the different interest rates are calculated, all times are New York City time, unless otherwise noted.

As used herein, “Business Day” means, unless otherwise specified in the applicable pricing supplement, any day other than a Saturday or Sunday or any other day on which banks in The City of New York are generally authorized or obligated by law or executive order to close and, with respect to notes as to which LIBOR is an applicable Base Rate, is also a London Business Day. As used herein, “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The following terms may apply to each note as specified in the applicable pricing supplement and the note.

Redemption

If provided in the applicable pricing supplement, the Company may redeem the notes, in whole or in part, at the option of the Company, upon notice given not less than 30 nor more than 60 days prior to the date of redemption unless a shorter period is set forth in the pricing supplement. The pricing supplement will set forth the terms of any redemption, including, but not limited to, the dates on which redemption may be elected and the price (including premium, if any) at which the notes may be redeemed.

Repayment

If provided in the applicable pricing supplement, the noteholder may have the right to cause the Company to repay the notes prior to maturity on the dates specified in the pricing supplement. Noteholders desiring to exercise their repayment option must notify the paying agent at least 30 but not more than 60 days prior to the optional repayment date. If no optional repayment date is included in the pricing supplement, the notes will not be repayable at the option of the noteholder prior to maturity.

Interest

General

Unless otherwise specified in the applicable pricing supplement, each note will bear interest from the date of issue at the rate per annum or, in the case of a floating rate note, pursuant to the Base Rate or interest rate formula, stated therein until the principal thereof is paid or made available for payment. Unless otherwise specified in an applicable pricing supplement, interest payments shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid (or from and including the date of issue if no interest has been paid with respect to a note), to but excluding the Interest Payment Date or Maturity (an “Interest Accrual Period”), as the case may be.

Interest will be payable in arrears on each date specified in the applicable pricing supplement on which an installment of interest is due and payable (each, an “Interest Payment Date”) and at maturity. Interest will be payable to the person in whose name a note is registered at the close of business on the Regular Record Date next preceding each Interest Payment Date; provided, however, that interest payable at maturity will be payable to the person to whom principal shall be payable. Unless otherwise specified in an applicable pricing supplement, if the original issue date of a note is between a Regular Record Date and the related Interest Payment Date, the initial interest payment will be made on the Interest Payment Date following the next succeeding Regular Record Date to the registered holder on such next succeeding Regular Record Date. Unless otherwise specified in the applicable pricing supplement, the “Regular Record Date” will be the date 15 calendar days (whether or not a Business Day) immediately preceding the related Interest Payment Date.

Interest rates offered on the notes may differ depending upon, among other factors, the aggregate principal amount of notes purchased in any single transaction. Notes with different variable terms other than interest rates may also be offered concurrently to different investors. Interest rates or formulas and other terms of notes are subject to change from time to time, but no such change will affect any note previously issued or as to which an offer to purchase has been accepted by us.

Fixed Rate Notes

Unless otherwise specified in the applicable pricing supplement, interest on fixed rate notes will be payable semiannually on each April 1 and October 1 and at maturity. If any Interest Payment Date or maturity of a fixed rate note falls on a day that is not a Business Day, the related payment of principal, premium, if any, and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or maturity, as the case may be. Unless otherwise specified in an applicable pricing supplement, interest on each fixed rate note will be calculated on the basis of a 360-day year of twelve 30-day months.

Floating Rate Notes

Unless otherwise specified in an applicable pricing supplement, floating rate notes will be issued as described below. Interest on floating rate notes will be determined by reference to a “Base Rate,” which may be one or more of (a) the Certificate of Deposit Rate; (b) the Commercial Paper Rate; (c) the Federal Funds Rate; (d) LIBOR; (e) the Prime Rate; (f) the Treasury Rate; or (g) such other Base Rate or interest rate formula as may be set forth in the applicable pricing supplement. In addition, a floating rate note may bear interest by reference to two or more Base Rates determined in the same manner as the Base Rates are determined for the types of notes described above.

The applicable pricing supplement and the related note will specify the Base Rate or Rates and the Spread and/or Spread Multiplier (each, as defined below), if any, and the maximum or minimum interest rate limitation, if any, applicable to each floating rate note. In addition, the pricing supplement and the applicable note will define or particularize for each floating rate note the following terms (each, as defined below), if applicable: Initial Interest Rate, Index Maturity, Interest Payment Dates, Interest Reset Dates, Interest Reset Period, Regular Record Dates and Calculation Agent (if other than J.P. Morgan Trust Company, National Association (formerly Chase Manhattan Bank and Trust Company)).

The interest rate on each floating rate note will be calculated by reference to the specified Base Rate or two or more specified Base Rates, in either case plus or minus the Spread, if any, and/or multiplied by the Spread Multiplier, if any. The “Spread” is the number of basis points to be added to or subtracted from the related Base Rate or Rates applicable to the floating rate note. The “Spread Multiplier” is the percentage of the related Base Rate or Rates applicable to the floating rate note by which such Base Rate or Rates will be multiplied to determine the applicable interest rate on the floating rate note. The “Index Maturity” is the period to maturity of the instrument or obligation with respect to which the related Base Rate or Rates is calculated. The Spread, Spread Multiplier, Index Maturity and other variable terms of the floating rate notes are subject to change by the Company from time to time, but no such change will affect any floating rate note previously issued or as to which an offer to purchase has been accepted by the Company.

Each applicable pricing supplement will specify whether the rate of interest on each floating rate note will be reset daily, weekly, monthly, quarterly, semiannually, annually or such other period (each, an “Interest Reset Period”), and the dates on which such interest rate will be reset (each, an “Interest Reset Date”). Unless otherwise specified in an applicable pricing supplement, the Interest Reset Date will be, in the case of floating rate notes which reset:

(a)	daily, each Business Day;

(b)	weekly, the Wednesday of each week (with the exception of weekly reset Treasury Rate Notes which will reset the Tuesday of each week;

(c)	monthly, the third Wednesday of each month;

(d)	quarterly, the third Wednesday of March, June, September and December of each year;

(e)	semiannually, the third Wednesday of each of the two months specified in the applicable pricing supplement; and

(f)	annually, the third Wednesday of the month specified in the applicable pricing supplement.

If any Interest Reset Date for any floating rate note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, except that in the case of a LIBOR note (or a note for which the interest rate is determined with reference to LIBOR), if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

The interest rate applicable to each Interest Accrual Period commencing on the Interest Reset Date applicable to such Interest Accrual Period will be the rate determined on the applicable “Interest Determination Date.” Unless otherwise specified in an applicable pricing supplement, the Interest Determination Date with respect to the Certificate of Deposit Rate, Commercial Paper Rate, Federal Funds Rate and the Prime Rate will be the second Business Day preceding each Interest Reset Date for the related note; and the Interest Determination Date with respect to LIBOR will be the second London Business Day preceding each Interest Reset Date for the related note. With respect to the Treasury Rate, unless otherwise specified in an applicable pricing supplement, the Interest Determination Date will be the day of the week in which the Interest Reset Date falls on which Treasury Bills (as defined below) normally would be auctioned (Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if as a result of a legal holiday an auction is held on the Friday of the week preceding the related Interest Reset Date, the related Interest Determination Date shall be such preceding Friday. The Interest Determination Date pertaining to a floating rate note, the interest rate of which is determined with reference to two or more Base Rates, will be the latest Business Day which is at least two Business Days prior to the Interest Reset Date for the note on which each Base Rate is determinable. Each Base Rate shall be determined and compared on such date, and the applicable interest rate shall take effect on the related Interest Reset Date.

A floating rate note may also have either or both of the following: (a) a maximum limit, or ceiling, on the rate of interest which may accrue during any Interest Accrual Period, and (b) a minimum limit, or floor, on the rate of interest which may accrue during any Interest Accrual Period. In addition to any maximum interest rate that may be applicable to any floating rate note pursuant to the above provisions, the interest rate on floating rate notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

Except as provided below or in the applicable pricing supplement, interest will be payable, in the case of floating rate notes which reset (a) daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable pricing supplement; (b) quarterly, on the third Wednesday of March, June, September and December of each year; (c) semiannually, on the third Wednesday of each of the two months of each year specified in the applicable pricing supplement; and (d) annually, on the third Wednesday of the month specified in the applicable pricing supplement and, in each case, at maturity.

If any Interest Payment Date (other than at maturity) with respect to a floating rate note falls on a day that is not a Business Day, such Interest Payment Date will be the following Business Day, except that, in the case of a LIBOR note (or a note for which the interest rate is determined with reference to LIBOR), if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. If the maturity of a floating rate note falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after such maturity.

The interest rate in effect with respect to a floating rate note on each day that is not an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to the immediately preceding Interest Reset Date and the interest rate in effect on any day that is an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to such Interest Reset Date, subject in either case to any maximum or minimum interest rate limitation referred to above; provided, however, that the interest rate in effect with respect to a floating rate note for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate specified in the applicable pricing supplement and the related note.

With respect to each floating rate note, accrued interest is calculated by multiplying its face amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day from the date of issue, or from the last date to which interest has been paid, to the date for which accrued interest is being calculated. Unless otherwise specified in an applicable pricing supplement, the interest factor for each such day is computed by dividing the interest rate applicable to such day by 360, in the case of Certificate of Deposit Rate notes, Commercial Paper Rate notes, Federal Funds Rate notes, LIBOR notes and Prime Rate notes, or by the actual number of days in the year in the case of Treasury Rate notes. Unless otherwise specified in the applicable pricing supplement, the interest factor for notes for which the interest rate is calculated with reference to the lowest of two or more Base Rates will be calculated in each period in the same manner as if only the lowest of the applicable Base Rates applied.

All percentages resulting from any calculation on floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on floating rate notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Unless otherwise specified in the applicable pricing supplement, J.P. Morgan Trust Company, National Association (formerly Chase Manhattan Bank and Trust Company) will be the “Calculation Agent.” Upon the request of the holder of any floating rate note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next Interest Reset Date with respect to the floating rate note. Unless otherwise specified in an applicable pricing supplement, the “Calculation Date,” if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if any such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day preceding the applicable Interest Payment Date or the maturity, as the case may be.

The interest rate in effect with respect to a floating rate note from the date of issue to the first Interest Reset Date (the “Initial Interest Rate”) will be specified in the applicable pricing supplement. The interest rate for each subsequent Interest Reset Date will be determined by the Calculation Agent as follows:

Certificate of Deposit Rate

Certificate of Deposit Rate notes will bear interest at the interest rates (calculated with reference to the Certificate of Deposit Rate and the Spread and/or Spread Multiplier, if any) specified in such Certificate of Deposit Rate notes and in the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, “Certificate of Deposit Rate” means, with respect to any Interest Determination Date relating to a Certificate of Deposit Rate note or any Interest Determination Date for a floating rate note for which the interest rate is determined with reference to the Certificate of Deposit Rate (a “Certificate of Deposit Rate Interest Determination Date”), the rate on such date for negotiable certificates of deposit having the Index Maturity specified in the applicable pricing supplement as published by the Board of Governors of the Federal Reserve System in “Statistical Release H.15(519), Selected Interest Rates” or any successor publication (“H.15(519)”) under the heading,CDs (Secondary Market).” In the event such rate is not so published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Certificate of Deposit Rate Interest Determination Date, then the Certificate of Deposit Rate will be the rate on such Certificate of Deposit Rate Interest Determination Date for negotiable certificates of deposit of the Index Maturity specified in the applicable pricing supplement as published in H.15 Daily Update (as defined herein) or such other recognized electronic source used for the purposes of displaying such rate under the heading “CDs (Secondary Market).” If such rate is not published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such Calculation Date, then the Certificate of Deposit Rate on such Certificate of Deposit Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such Certificate of Deposit Rate Interest Determination Date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York, New York (which may include one or both of the agents or their affiliates) selected by the Calculation Agent for negotiable certificates of deposit of major United States money center banks in the market for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the applicable pricing supplement in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Certificate of Deposit Rate in effect for the applicable period will be the Certificate of Deposit Rate in effect on such Certificate of Deposit Rate Interest Determination Date.

“H.15 Daily Update” means the daily update of H.15(519), available through the web site of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication.

Commercial Paper Rate

Commercial Paper Rate notes will bear interest at the interest rates (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified in such Commercial Paper Rate notes and in the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, “Commercial Paper Rate” means, with respect to any Interest Determination Date relating to a Commercial Paper Rate note or any Interest Determination Date for a floating rate note for which the interest rate is determined with reference to the

Commercial Paper Rate (a “Commercial Paper Rate Interest Determination Date”), the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the heading “Commercial Paper- Nonfinancial.” In the event that such rate is not published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Commercial Paper Rate Interest Determination Date, then the Commercial Paper Rate will be the Money Market Yield on such Commercial Paper Rate Interest Determination Date of the rate for commercial paper of the Index Maturity specified in the applicable pricing supplement as published in H.15 Daily Update or such other recognized electronic source used for the purpose of displaying such rate under the heading “Commercial Paper-Nonfinancial” (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If such rate is not published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such Calculation Date, then the Commercial Paper Rate will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates, as of 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date, of three leading dealers of commercial paper in New York, New York (which may include one or both of the agents or their affiliates) selected by the Calculation Agent for commercial paper of the specified Index Maturity placed for an industrial issuer whose bond rating is “AA,” or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate in effect for the applicable period will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

“Money Market Yield” shall be a yield (expressed as a percentage rounded, if necessary, to the nearest one hundred-thousandth of a percentage point) calculated in accordance with the following formula:

Money Market Yield =	D × 360	× 100
360 - (D × M)

where “D” refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and “M” refers to the actual number of days in the interest period for which interest is being calculated.

Federal Funds Rate

Federal Funds Rate notes will bear interest at the interest rates (calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any) specified in such Federal Funds Rate notes and in the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, “Federal Funds Rate” means, with respect to any Interest Determination Date relating to a Federal Funds Rate note or any Interest Determination Date for a floating rate note for which the interest rate is determined with reference to the Federal Funds Rate (a “Federal Funds Rate Interest Determination Date”), the rate of interest on that day for federal funds as published in H.15(519) under the heading “Federal Funds (Effective)” and displayed on Moneyline Telerate (or any successor service) on page 120 (or any other page as may replace the specified page on that service) (“Moneyline Telerate Page 120”). In the event such rate does not appear on Moneyline Telerate Page 120 or is not so published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Federal Funds Rate Interest Determination Date, then the Federal Funds Rate will be the rate on such Federal Funds Rate Interest Determination Date as published in H.15 Daily Update or such other recognized electronic source used for the purpose of displaying such rate, under the heading “Federal Funds (Effective).” If such rate does not appear on Moneyline Telerate Page 120 or is not published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such Calculation Date, the Federal Funds Rate on such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight federal funds arranged by three leading dealers of federal funds transactions in New York, New York (which may include one or both of the agents or their affiliates) selected by the Calculation Agent as of 9:00 A.M., New York City time, on such Federal Funds Rate Interest Determination Date; provided, however, that if the dealers so selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate in effect for the applicable period will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

LIBOR

LIBOR notes will bear interest at the interest rates (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified in the LIBOR notes and in the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, “LIBOR” means the rate determined by the Calculation Agent in accordance with the following provisions:

(i)  With respect to an Interest Determination Date relating to a LIBOR note or any Interest Determination Date for a floating rate note for which the interest rate is determined with reference to LIBOR (a “LIBOR Interest Determination Date”), LIBOR will be, as specified in the applicable pricing supplement, either: (a) the arithmetic mean of the offered rates for deposits in U.S. dollars having the Index Maturity designated in the applicable pricing supplement, commencing on the second London Business Day immediately following that LIBOR Interest Determination Date, that appear on the Reuters Screen LIBOR Page as of 11:00 A.M., London time, on that LIBOR Interest Determination Date, if at least two such offered rates appear on the Reuters Screen LIBOR Page (“LIBOR Reuters”), or (b) the rate for deposits in U.S. dollars having the Index Maturity designated in the applicable pricing supplement commencing on the second London Business Day immediately following that LIBOR Interest Determination Date, that appears on the Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on that LIBOR Interest Determination Date (“LIBOR Moneyline Telerate”). “Reuters Screen LIBOR Page” means the display designated as page “LIBOR” on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBOR page on that service for the purpose of displaying London interbank offered rates of major banks). “Moneyline Telerate Page 3750” means the display designated as page “3750” on the Moneyline Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If neither LIBOR Reuters nor LIBOR Moneyline Telerate is specified in the applicable pricing supplement, LIBOR will be determined as if LIBOR Moneyline Telerate has been specified. If fewer than two offered rates appear on the Reuters Screen LIBOR Page, or if no rate appears on the Moneyline Telerate Page 3750, as applicable, LIBOR in respect of that LIBOR Interest Determination Date will be determined as if the parties had specified the rate described in (ii) below.

(ii)  With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear on the Reuters Screen LIBOR Page, as specified in (i) (a) above, or on which no rate appears on Moneyline Telerate Page 3750, as specified in (i) (b) above, as applicable, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having the Index Maturity designated in the applicable pricing supplement are offered at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date by four major banks in the London interbank market selected by the Calculation Agent (“Reference Banks”) to prime banks in the London interbank market (which may include affiliates of the agents) commencing on the second London Business Day immediately following that LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such market at such time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR in respect of that LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR in respect of that LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York City time, on that LIBOR Interest Determination Date by three major banks (which may include affiliates of the agents) in the City of New York selected by the Calculation Agent for loans in U.S. dollars to leading European banks having the Index Maturity designated in the applicable pricing supplement commencing on the second

London Business Day immediately following that LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR with respect to such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

Prime Rate

Prime Rate notes will bear interest at the rates (calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any) specified in such Prime Rate notes and the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, “Prime Rate” means, with respect to any Interest Determination Date relating to a Prime Rate note or any floating rate note for which the interest rate is determined with reference to the Prime Rate (a “Prime Rate Interest Determination Date”), the rate on such date as such rate is published in H.15(519) under the heading “Bank Prime Loan.” If such rate is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the Prime Rate will be the rate published in H.15 Daily Update or such other recognized electronic source used for the purpose of displaying such rate, under the caption “Bank Prime Loan.” If such rate is not published in H.15(519), H.15 Daily Update or another recognized electronic source, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 Page (as defined below) as such banks prime rate or base lending rate as in effect as of 11:00 A.M., New York City time, for such Prime Rate Interest Determination Date. If fewer than four such rates appear on the Reuters Screen USPRIME1 Page for such Prime Rate Interest Determination Date, the Prime Rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by three major banks (which may include affiliates of the agents) in The City of New York selected by the Calculation Agent; provided, however, that if the banks selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date.

“Reuters Screen USPRIME1 Page” means the display designated as page “USPRIME1” on the Reuters Monitor Money Rates Service (or any successor service) (or such other page as may replace the USPRIME1 page on that service) for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate

Treasury Rate notes will bear interest at the rates (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified in such Treasury Rate notes and in the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, “Treasury Rate” means, with respect to any Interest Determination Date relating to a Treasury Rate note or any Interest Determination Date for a floating rate note for which the interest rate is determined with reference to the Treasury Rate (a “Treasury Rate Interest Determination Date”), the rate applicable to the most recent auction of direct obligations of the United States (“Treasury Bills”) having the Index Maturity specified in the applicable pricing supplement under the caption “INVESTMENT RATE” on the display on Moneyline Telerate (or any successor service) on page 56 (or any other page as may replace such page on such service) (“Moneyline Telerate Page 56”) or page 57 (or any other page as may replace such page on such service) (“Moneyline Telerate Page 57”) or, if not published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Treasury Rate Interest Determination Date, the Bond Equivalent Yield (as defined below) of the auction rate of such Treasury Bills as announced by the United States Department of the Treasury. In the event that the auction rate of Treasury Bills having the Index Maturity specified in the applicable pricing supplement is not so announced by the United States Department of the Treasury, or if no such auction is held, then the Treasury Rate will be the Bond Equivalent

Yield of the rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the caption “U.S. Government Securities/Treasury Bills/Secondary Market” or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption “U.S. Government Securities/Treasury Bills/Secondary Market.” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, then the Treasury Rate shall be calculated by the Calculation Agent and shall be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three primary U.S. government securities dealers (which may include one or both of the agents or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the specified Index Maturity; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate in effect for the applicable period will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

“Bond Equivalent Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Bond Equivalent Yield =	D × N	× 100
360 - (D × M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the applicable Interest Reset Period.

Original Issue Discount Notes

Notes may be issued at a price less than their stated redemption price at maturity, resulting in the notes being treated as issued with original issue discount for federal income tax purposes. Such discounted notes may currently pay no interest or interest at a rate which at the time of issuance is below market rates and such notes may provide that upon redemption or repayment prior to their stated maturity or upon acceleration of the maturity of such notes, an amount less than the stated principal amount thereof shall become due and payable. If notes are issued with original issue discount, holders of such notes will be required to include the amount of original issue discount in income in accordance with applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. Special federal income tax and other considerations applicable to any such discounted notes may be described in the applicable pricing supplement.

Indexed Notes

Notes also may be issued with the principal amount payable at maturity, premium, if any, and/or interest to be paid thereon to be determined with reference to the price or prices of specified commodities or stocks, interest rate indices, interest rate or exchange rate swap indices, the exchange rate of one or more specified currencies relative to an indexed currency, or such other price or exchange rate or other financial index or indices as may be specified in such note (“Indexed Notes”), as set forth in an indexed note supplement. Holders of such notes may receive a principal amount at maturity that is greater than or less than the face amount of the notes depending upon the relative value at maturity of the specified indexed item. Information as to the method for determining the principal payable at maturity and, where applicable, certain historical information with respect to the specified indexed item or items and tax considerations associated with investment in Indexed Notes, will be set forth in the applicable indexed note supplement.

An investment in notes indexed, as to principal, premium and/or interest, to one or more values of currencies (including exchange rates and swap indices between currencies), commodities or interest rate or other indices entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. If the interest rate of an Indexed Note is so indexed, it may result in an interest rate that is less than that payable on a conventional fixed-rate debt security issued at the same time, including the possibility that no interest will be paid, and, if the principal of and/or premium amount of such an Indexed Note is so indexed, the principal amount payable in respect thereof may be less than the original purchase price of such Indexed Note if allowed pursuant to the terms thereof, including the possibility that no principal will be paid. The secondary market for Indexed Notes will be affected by a number of factors, independent of the creditworthiness of the Company and the value of the applicable currency, commodity or interest rate index, including the volatility of the applicable currency, commodity or interest rate index, the time remaining to the maturity of such notes, the amount outstanding of such notes and market interest rates. The value of the applicable currency, commodity or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. Additionally, if the formula used to determine the principal, premium or interest payable with respect to Indexed Notes contains a multiple or leverage factor, the effect of any change in the applicable currency, commodity or interest rate index may be increased. The historical experience of the relevant currencies, commodities or interest rate indices should not be taken as an indication of future performance of such currencies, commodities or interest rate indices during the term of any Indexed Note. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in Indexed Notes and the suitability of Indexed Notes in light of their particular circumstances.

Notwithstanding anything to the contrary contained herein or in the prospectus, for purposes of determining the rights of a holder of a note indexed as to principal in respect of voting for or against amendments to the Indenture and modifications and the waiver of rights thereunder, the principal amount of such Indexed Note shall be deemed to be equal to the face amount thereof upon issuance. The amount of principal payable at maturity will be specified in the applicable pricing supplement.

Book-Entry Notes

Unless otherwise specified in an applicable pricing supplement, upon issuance, all Book-Entry Notes having the same original issue date, stated maturity and otherwise having identical terms and provisions will be represented by a single global security (each, a “Global Security”). Each Global Security representing Book-Entry Notes will be deposited with, or on behalf of, the depositary. Except as set forth below, a Global Security may not be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of such successor.

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the Book-Entry Notes. The Book-Entry Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered Book-Entry Note certificate will be issued for each issue of the Book-Entry Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission.

Purchases of Book-Entry Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Book-Entry Notes on DTC’s records. The ownership interest of each actual purchaser of each Book-Entry Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Book-Entry Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Book-Entry Notes, except in the event that use of the book-entry system for the Book-Entry Notes is discontinued.

To facilitate subsequent transfers, all Book-Entry Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Book-Entry Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Book-Entry Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Book-Entry Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the Book-Entry Notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Book-Entry Notes unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Book-Entry Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the Book-Entry Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC nor its nominee, the trustee or us, subject to any statutory or regulatory requirements as maybe in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the trustee or us, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its Book-Entry Notes purchased, through its participant, to the trustee, and shall effect delivery of such Book-Entry Notes by causing the Direct Participant to transfer the participant’s interest in the Book-Entry Notes, on DTC’s records, to the trustee.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. These restrictions may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Notes.

So long as DTC, or its nominee, is the registered owner of a Book-Entry Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Note or Notes for all purposes under the indenture. Except as provided below, Beneficial Owners of a Book-Entry Note will not be entitled to have the notes represented by a Book-Entry Note registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a Book-Entry Note must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Book-Entry Note or the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that any owner of a beneficial interest in a Book-Entry Note desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize Beneficial Owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of Beneficial Owners.

DTC may discontinue providing its services as depository with respect to the Book-Entry Notes at any time by giving reasonable notice to the trustee or us. Under such circumstances, in the event that a successor depository is not obtained, Book-Entry Note certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Book-Entry Note certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

UNITED STATES TAXATION

The following summary describes certain U.S. federal income and estate tax considerations of importance to beneficial owners of the notes. Except where otherwise specifically noted, the summary applies only to initial purchasers of the notes. The summary neither considers persons who hold notes indirectly through pass-through entities, nor addresses the special rules that may apply if the holder receives principal in installment payments if notes are called before the maturity date. The summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder, and current administrative pronouncements and court decisions. All of the foregoing are subject to change (including changes in effective dates), possibly on a retroactive basis, subsequent to the date of this prospectus supplement. Any such change could affect the continuing validity of this summary.

The summary applies only to notes held as capital assets within the meaning of Section 1221 of the Code. It does not address all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to special classes of holders, such as banks, thrifts or other financial institutions, insurance companies, persons subject to the alternative minimum tax, regulated investment companies, tax-exempt investors, U.S. expatriates, dealers in securities or currencies, persons who hold the notes as part of a “straddle”, “conversion transaction”, or “hedge,” persons who hedge any currency risks of holding the notes, persons deemed to sell notes under the constructive sale provisions of the Code, persons whose “functional currency” is other than the U.S. dollar, or persons who acquire or are deemed to have acquired notes in an exchange or for property other than cash. The summary does not discuss notes which may qualify as “applicable high-yield discount obligations” under Section 163(i) of the Code. Finally, the summary does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

As used herein, “U.S. holder” is a beneficial owner of a note that is:

•	An individual who is a citizen or resident of the United States;

•
a corporation or partnership (or any other entity treated as a corporation or partnership for U.S. tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or

•	to the extent provided in Treasury regulations, a trust in existence on August 20, 1996, treated as a U.S. person prior to such date, and that has elected to continue to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means any beneficial owner of a note who is not a U.S. holder, and the term “ECI holder” means a non-U.S. holder whose ownership of a note is effectively connected with the conduct of a trade or business in the United States. The tax treatment of a partner in a partnership that holds notes will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding notes issued by the Company, and such partnership, should consult their tax advisors regarding the tax consequences of their investment in the notes.

PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. Federal Income Tax Considerations for U.S. Holders

Payments of Interest

Interest on the notes generally will be taxable to a U.S. holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. holder’s usual method of accounting for tax purposes.

Original Issue Discount

In General.    A note that is issued for an amount less than its “stated redemption price at maturity” will generally be considered to have been issued with OID for U.S. federal income tax purposes.

OID is the excess of the “stated redemption price at maturity” of a note over its “issue price.” The “stated redemption price at maturity” of a note is the sum of all amounts payable on the note however designated, other than payments of “qualified stated interest.” “Qualified stated interest” is stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) or that is constructively received under Section 451 of the Code at least annually at a “single fixed rate.” “Single fixed rate” means a rate that appropriately takes into account the length of time between payments. “Issue price” is defined as the first offering price to the public (excluding bond houses and brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) at which a substantial amount of the notes have been sold.

If the difference between the “stated redemption price at maturity” and the “issue price” of a note is less than a de minimis amount (i.e., less than 0.25% of the note’s stated redemption price at maturity multiplied by the number of complete years from the issue date to maturity), the amount of OID shall be considered to be zero. Holders of notes with de minimis OID will generally include such OID in income, as capital gain, on a pro rata basis as principal payments are made on the notes.

If a note has certain interest payment characteristics (e.g., interest holidays, interest payable in additional notes or stepped interest rates), then the note may also be treated as having OID for federal income tax purposes even if the note was issued at an issue price which does not otherwise result in OID.

Accrual of OID.    U.S. holders of notes that mature more than one year from their date of issue will be required to include OID in income for U.S. federal income tax purposes as the OID accrues, regardless of their usual method of tax accounting, in accordance with a constant yield method based on a compounding of interest. This OID income inclusion may precede the receipt of cash attributable to such income. The amount of original issue discount includible in income by the initial U.S. holder of a note will be the sum of the daily portions of OID with respect to the note for each day during the accrual period or portion of the accrual period in which such U.S. holder held the note. The amount of OID which accrues in an accrual period will be an amount equal to the excess (if any) of:

•
the product of the note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the end of each accrual period and appropriately adjusted to take into account the length of the particular accrual period), over

•
the sum of the qualified stated interest payments, if any, allocable to the accrual period. The daily portion of OID is determined by allocating to each day in any accrual period a ratable portion of the amount of OID which accrues during the accrual period.

The “adjusted issue price” of a note at the beginning of any accrual period will be the sum of the issue price of such note plus the OID allocable to all prior accrual periods reduced by payments on the note other than payments of qualified stated interest. An “accrual period” may be of any length and the accrual periods may even vary in length over the term of a note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the last day of the accrual period chosen. Under these rules, U.S. holders will generally have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

Reporting by the Company.    The Company will report annually to the U.S. Internal Revenue Service (“IRS”) and to each holder of a note issued with OID the amount of OID accrued with respect to that note. Prospective investors are advised to consult their tax advisors for the particular OID characteristics of a note.

Floating Rate Notes

Floating rate notes will be treated as either “variable rate debt instruments” or as “contingent notes” (as defined below). The Treasury regulations provide special rules for determining the amount and accrual of qualified stated interest and original issue discount on a floating rate note. A floating rate note will qualify as a variable rate debt instrument if

(a)	its issue price does not exceed the total noncontingent principal payments due under the floating rate note by more than a specified de minimis amount,

(b)	it does not provide for stated interest other than stated interest paid or compounded at least annually at

•	one or more “qualified floating rates,”

•	a single fixed rate and one or more qualified floating rates,

•	a single “objective rate,” or

•	a single fixed rate and a single objective rate that is a “qualified inverse floating rate”

(c)	it provides that a qualified floating rate or objective rate in effect at any time during its term will be set at a current value of that rate, and

(d)	except as provided under clause (a) above, it does not provide for any payments of principal that are contingent.

Generally, a variable rate is a “qualified floating rate” if variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the note is denominated. Generally, an “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based upon objective financial or economic information. Generally, a “qualified inverse floating rate” is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If a floating rate note that provides for stated interest at a single qualified floating rate or a single objective rate throughout the term of the note qualifies as a “variable rate debt instrument”, then any stated interest on that note that is unconditionally payable in cash or property (other than debt instruments of the Company) at least annually will constitute qualified stated interest. Thus, such a floating rate note will generally not be treated as having been issued with OID unless its stated principal amount exceeds its issue price by more than a specified de minimis amount. The amount of qualified stated interest and OID, if any, on such a floating rate note will be determined under the rules generally applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (a) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating or qualified inverse floating rate, or (b) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the floating rate note. The amount of qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period as determined under the rules described in this paragraph.

In general, any other floating rate note that qualifies as a “variable rate debt instrument” will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest. The “equivalent” fixed rate debt instrument will be an instrument with terms identical to those provided under the floating rate note, except that it will substitute (a) for each qualified floating rate provided for in the floating rate note, its value as of the issue date (with appropriate adjustments so that the interval between each interest adjustment date is the same), (b) for a qualified inverse floating rate, its value as of the issue date, and (c) for an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the floating rate note.

In the case of a floating rate note that qualifies as a “variable rate debt instrument” and provides for stated interest at either one or more qualified floating rates or a qualified inverse floating rate and additionally provides for stated interest at a single fixed rate, the fixed rate will initially be converted into a qualified floating rate (or a qualified inverse floating rate if the floating rate note provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the variable rate debt instrument as of the variable rate debt instruments issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate. Such a floating rate note will then be converted into an “equivalent” fixed rate debt instrument in the manner described in the previous paragraph.

Once a floating rate note is converted into an “equivalent” fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, will be determined for the “equivalent” fixed rate debt instrument by applying to it the general OID rules, and U.S. holders of the floating rate note will account for such OID and qualified stated interest as if they held the “equivalent” fixed rate debt instrument. For each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the floating rate note during the accrual period.

If a floating rate note does not qualify as a “variable rate debt instrument” under the original issue discount regulations, it will be treated as a “contingent note” (as defined below).

Contingent Notes

Notes may be issued under circumstances in which the amount and/or timing of interest and principal on the notes is subject to a contingency (“contingent notes”). For example, the Company may issue indexed notes under which interest and/or principal is determined by reference to multiple formulae based on the values of specified stocks, commodities, foreign currencies or other personal property. If the Company issues floating rate notes that do not qualify as “variable rate debt instruments” under the regulations, then those notes will also be treated as contingent notes for tax purposes. With some exceptions, the amount of interest that will accrue on contingent notes in each accrual period will be determined under the “noncontingent bond method.” For each issue of contingent notes, the noncontingent bond method requires the issuer to determine a comparable yield, a projected payment schedule and the daily portions of interest accruing in each accrual period, and then to make appropriate adjustments for any differences between projected and actual contingent payments made to holders of contingent notes. The Company will provide notice in the applicable pricing supplement when it determines that a particular note will be a contingent note. The applicable pricing supplement will also describe the U.S. federal income tax treatment of a contingent note.

Notes with Put and/or Call options

Certain notes (i) may be redeemable at the option of the Company prior to their stated maturity (i.e., a “call option”), and /or (ii) may be repayable at the option of the holder prior to their stated maturity (i.e., a “put option”). Notes containing such features may be subject to rules that differ from the general tax rules discussed above. Any investor intending to purchase notes with a call or put option should consult their own tax advisors about the tax consequences of such a purchase.

Short Term Notes

No payment of interest on notes that have a fixed maturity of one year or less (“short-term notes”) will be treated as a payment of qualified stated interest. The difference between the issue price of a short-term note and its stated redemption price at maturity will generally be treated as OID. U.S. holders on the accrual method and certain other taxpayers, including banks, dealers in securities and electing cash-basis holders, will accrue the OID on short-term notes on a straight-line basis unless they elect an accrual method based on a constant yield with daily compounding or to accrue acquisition discount rather than OID. Unless they have elected otherwise, individuals and non-electing cash basis U.S. holders holding short-term notes will not be required to include in income OID or acquisition discount as it accrues. They will, however, have to defer deductions for net interest expense on any borrowing attributable to short-term notes to the extent the expense does not exceed accrued but unrecognized interest and OID or acquisition discount on the notes.

Any gain recognized by a U.S. holder on the sale or exchange of a short-term note will be treated as ordinary income if the U.S. holder has not accrued OID or acquisition discount on the short-term note to the extent attributable to the accrued OID or acquisition discount.

Market Discount and Premium

If a U.S. holder acquires a note for an amount that is less than its stated redemption price at maturity or acquires a note issued with OID at a price below its adjusted issue price as of the acquisition date, the amount of the difference will be treated as “market discount.” If the market discount exceeds a de minimis amount, any gain on the sale, exchange or retirement of the note will be treated as ordinary interest income at the time of the disposition to the extent of the accrued market discount, unless the U.S. holder elects to accrue market discount in income on a current basis (the “current income election”). In addition, a U.S. holder of a note who does not make a current income election will be required to defer deductions for a portion of its interest expense on any indebtedness incurred to purchase or carry the note. Market discount is normally accrued on a straight-line basis, but a holder may elect to use instead a constant yield method of accrual.

A U.S. holder who acquires a note issued with OID for an amount above the adjusted issue price may be considered to have purchased the note at an “acquisition premium.” The portion of acquisition premium properly allocable to an accrual period will reduce the amount of OID such holder would otherwise be required to include in income.

A U.S. holder of a note whose tax basis immediately after the acquisition exceeds the sum of all remaining payments other than qualified stated interest payable on the note will be considered to have purchased the note with “bond premium” equal in amount to such excess. The U.S. holder may elect to amortize the bond premium by offsetting it against qualified stated interest income. The offset will be calculated for each accrual period using constant yield principles, but the offset for an accrual period will be taken into account only when the U.S. holder takes the corresponding qualified stated interest income into consideration under its regular method of accounting. In case the amount of bond premium available for offset is greater than the corresponding amount of qualified stated interest, the excess bond premium will carry forward to future accrual periods. In the case of a floating rate note acquired with bond premium and treated as a “variable rate debt instrument,” the bond premium and its allocation among the accrual periods will be determined by reference to the “equivalent” fixed rate debt instrument to be constructed as of the date of acquisition of the floating rate note.

Election to Treat all Interest and Premium as OID

U.S. holders may generally elect to include all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium on a debt instrument) in income by using the constant yield method applicable to OID, subject to certain limitations and exceptions.

Disposition of a Note

Upon a sale, exchange, retirement or other disposition of a note, the U.S. holder of the note generally will recognize gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the note, subject to the exceptions discussed above and except to the extent that gain or loss is attributable to accrued but unpaid interest or accrued market discount. A U.S. holder’s adjusted tax basis in its notes will generally equal the holder’s initial investment in the notes, increased by any amounts (other than qualified stated interest) previously included in income with respect to the notes, and reduced by any payments (other than payments of qualified stated interest) previously received with respect to the notes and by any bond premium previously amortized with respect to the notes. The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the note was held by the holder as a capital asset for more than one year. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning the tax consequences of a sale, exchange, retirement or other disposition of notes.

Foreign Currency Notes

Notes may be denominated in, or interest or principal on the notes may be determined by reference to, a foreign currency or foreign currency unit (e.g., the euro) (“foreign currency notes”). The applicable pricing supplement will describe the U.S. federal income tax treatment of any foreign currency notes.

Certain U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders

U.S. Withholding Tax

Subject to the discussion of backup withholding below:

•
payments of principal of, and interest (including OID, if any) on, a note to a non-U.S. holder, other than an ECI holder, generally will not be subject to U.S. federal income or withholding tax if, in the case of interest or OID,

(a)	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,

(b)
the non-U.S. holder is not a controlled foreign corporation related to the Company through stock ownership, a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or a foreign tax-exempt organization or a foreign private foundation for U.S. federal income tax purposes,

(c)
the interest is not contingent on the Company’s profits, revenues, or on changes in the value of the Company’s property, and is not otherwise described as contingent interest under Section 871(h)(4) of the Code (“Contingent Interest”), and

(d)
prior to payment, a statement (generally made on a duly completed and properly executed IRS Form W-8BEN (or a permitted substitute form)) is received certifying that the beneficial owner of the note is not a United States person.

However, if the requirements listed above are not satisfied, interest (including OID) paid to a non-U.S. holder with respect to a note will generally be subject to U.S. withholding tax, generally at a rate of 30% (or a lower rate under an applicable tax treaty).

•
a non-U.S. holder of a note, other than an ECI holder, will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the note unless the non-U.S. holder is an individual present in the United States for a total of 183 days or more during the taxable year in which the gain is realized and certain other conditions are met.

•
a note beneficially held by an individual who at the time of death is not a citizen or resident of the United States (as determined for U.S. estate tax purposes) will not be subject to U.S. federal estate tax as a result of such individual’s death, unless the individual was an ECI holder, the individual actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, or the note provided for the payment of Contingent Interest.

An ECI holder will generally be exempt from the withholding tax previously discussed and taxed as if the ECI holder were a U.S. holder, provided that the ECI holder timely provides a properly completed and duly executed copy of IRS Form W-8ECI. In addition, if an ECI holder is a corporation, it may be subject annually to a 30% branch profits tax on its “dividend equivalent amount” (within the meaning of the Code) for that year. The branch profits tax may be imposed at a reduced rate under the terms of an applicable tax treaty if the corporation qualifies for such reduced rate.

Backup Withholding and Information Reporting

Where required, the Company will report to the holders of notes and the IRS the amount of any interest paid on the Notes in each calendar year and the amounts of tax withheld, if any, with respect to the payments.

U.S. Holders

A U.S. holder may be subject to backup withholding tax (at a rate of 30%, scheduled to be reduced gradually until the year 2006 when it is scheduled to be 28%) with respect to interest payments and gross proceeds from the sale, exchange, retirement or other disposition of notes unless (1) the U.S. holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the United States holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9, and, in either case, the U.S. holder otherwise complies with the requirements of the backup withholding rules.

Non-U.S. Holders

Non-U.S. holders who have provided the form and certifications mentioned under the heading “U.S. Withholding Tax” above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither the Company nor its agent has actual knowledge or reason to know that any information in that form or those certifications is unreliable or that the conditions of the exemption are in fact not satisfied. Amounts paid to ECI holders will, however, be subject to information reporting. The Company or its agent will also report to the IRS payments of interest on notes held by non-U.S. holders who are not ECI holders.

Payments of the proceeds from the sale of a note held by a non-U.S. holder who is not an ECI holder to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker is one of the following:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•
a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business; or

•	a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note held by a non-U.S. holder who is not an ECI holder to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder in question certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Company and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Agents”) have entered into a distribution agreement with respect to the notes. Subject to certain conditions, the Agents have agreed to use their reasonable efforts to solicit purchases of the notes. The Company has the right to accept offers to purchase notes and may reject any proposed purchase of the notes. The Agents may also reject any offer to purchase notes. The Company will pay the Agents a commission on any notes sold through the Agents. The commission will range from 0.125% to 0.750% of the principal amount of the notes, depending on the maturity of the notes.

The Company may also sell notes to the Agents who will purchase the notes as principals for their own accounts. Any such sale will be made at a discount equal to the agent commissions set forth on the cover page hereof if no other discount is agreed. Any notes the Agents purchase as principal may be resold at the market price or at other prices determined by the Agents at the time of resale. The Company may also sell notes directly on its own behalf. No commissions will be paid on notes sold directly by the Company.

The Agents may resell any notes they purchase to other brokers or dealers at a discount which may include all or part of the discount the Agents received from the Company. The Agents will purchase the notes at a price equal to 100% of the principal amount less a discount. Unless otherwise stated the discount will equal the applicable commission on an agency sale of notes of the same maturity. If all the notes are not sold at the initial offering price, the Agents may change the offering price and the other selling terms.

The Agents, whether acting as agents or principals, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. The Company has agreed to indemnify the several Agents against certain liabilities, including liabilities under the Securities Act of 1933.

The Agents may sell to dealers who may resell to investors and the Agents may pay all or part of the discount or commission they receive from the Company to the dealers. Such dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

The notes are a new issue of securities with no established trading market and will not be listed on a securities exchange. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the Agents may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Agents of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The Agents also may impose a penalty bid. This occurs when a particular agent repays to the Agents a portion of the discount received by it because the representatives have repurchased notes sold by or for the account of such agent in stabilizing or short covering transactions.

These activities may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Agents at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $800,000.

Unless otherwise indicated in the applicable pricing supplement, the purchase price of the notes will be required to be paid in immediately available funds in The City of New York.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

LEGAL MATTERS

O’Melveny & Myers LLP will issue an opinion about the validity of the notes. Unless otherwise specified in an applicable pricing supplement, Sidley Austin Brown & Wood LLP will act as counsel for the underwriters or agents, if any. Paul C. Pringle, a partner at Sidley Austin Brown & Wood LLP, owns 33,945 shares of our common stock.

Prospectus

Nationwide Health Properties, Inc.
Debt Securities

The Company may periodically issue up to $500,000,000 of its senior unsecured debt securities. The terms of the debt securities and distribution arrangements will be included in prospectus supplements and pricing supplements.

The Debt Securities—

•	will be in one or more series;

•	will be offered in amounts, at prices and on terms to be agreed upon by the Company and the purchasers;

•	will be issued in amounts, with maturities, interest rates and offering prices set forth in a prospectus supplement; and

•	will be sold by the Company through agents or to or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a prospectus supplement.

The date of this Prospectus is February 16, 1999.

WHERE YOU CAN FIND MORE INFORMATION

The Company files with the Securities and Exchange Commission (the “SEC”) annual, quarterly and other reports, proxy statements and other information. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549 and in New York, New York and Chicago, Illinois. For further information on the public reference rooms you can call the SEC at 1-800-SEC-0330. Our SEC filings are also available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, the Company’s SEC filings are available to the public at the SEC’s web site at: http://www.sec.gov.

The Company has filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended. This prospectus and the accompanying prospectus supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the SEC’s rules. You may read or obtain copies of the complete Registration Statement in the manner described above, including the SEC’s web site.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to other documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the notes have been sold:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; and

•	Current Reports on Form 8-K, filed with the Commission on April 30, 1998, October 8, 1998 and October 16, 1998.

You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Nationwide Health Properties, Inc.
610 Newport Center Drive, Suite 1150
Newport Beach, California 92660
Attention: Mark L. Desmond
Telephone number: (949) 718-4400

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these Debt Securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985 (the “Company”), is a real estate investment trust (“REIT”) which invests primarily in health care related facilities and provides financing to health care providers. As of September 30, 1998, the Company had investments in 337 facilities located in 33 states. The facilities include 198 skilled nursing facilities, 104 assisted living facilities, 14 continuing care retirement communities, 16 residential care facilities for the elderly, two rehabilitation hospitals and three medical clinics. The facilities are operated by 60 different operators, including the following publicly traded companies: Alternative Living Services, Inc., American Retirement Corporation, ARV Assisted Living, Inc., Assisted Living Concepts, Inc., Beverly Enterprises, Inc., Extendicare Health Services, Inc., Harborside Healthcare Corporation, HEALTHSOUTH Corporation, Integrated Health Services, Inc., Lexington Healthcare Group, Inc., Mariner Post-Acute Network, Inc., NewCare Health Corporation, Res- Care, Inc., Sun Healthcare Group, Inc. and UNISON HealthCare Corporation. Of the operators of the facilities, only Alternative Living Services, Inc. and Beverly Enterprises, Inc. account for more than 10% of the Company’s revenues. They accounted for 12% and 15%, respectively, of the Company’s total revenues for the nine months ended September 30, 1998.

As of September 30, 1998, the Company had direct ownership of 154 skilled nursing facilities, 96 assisted living facilities, nine continuing care retirement communities, 16 residential care facilities for the elderly, two rehabilitation hospitals and three medical clinics. All of the Company’s owned facilities are leased under “net” leases, which are accounted for as operating leases.

The leases have initial terms ranging from 9 to 19 years, and the leases generally have two or more multiple-year renewal options. The Company earns fixed monthly minimum rents and may earn periodic additional rents. The additional rent payments are generally computed as a percentage of facility net patient revenues in excess of base amounts or as a percentage of the increase in the consumer price index. Additional rents are generally calculated and payable monthly or quarterly. Most leases contain provisions such that total rent cannot decrease from one year to the next. Most leases contain cross collateralization and cross default provisions tied to other leases with the same lessee, as well as grouped lease renewals and grouped purchase options. Obligations under the leases have corporate guarantees, and leases covering 176 facilities are backed by irrevocable letters of credit or security deposits which cover one to 12 months of monthly minimum rents. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

As of September 30, 1998, the Company held 34 mortgage loans secured by 44 skilled nursing care facilities, eight assisted living facilities and five continuing care retirement communities. As of September 30, 1998, the mortgage loans had a net book value of approximately $208,094,000 with individual outstanding balances ranging from approximately $571,000 to $21,500,000 and maturities ranging from 1999 to 2031.

The Company anticipates providing lease or mortgage financing for health care facilities to qualified operators and acquiring additional health care related facilities, including skilled nursing facilities, assisted living facilities, acute care hospitals and medical office buildings. Financing for such future investments may be provided by borrowings under the Company’s bank line of credit, private placements or public offerings of debt or equity, and the assumption of secured indebtedness.

The Company believes that it has operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 1985, and the Company intends to continue to operate in such a manner. If the Company qualifies for taxation as a REIT, it will generally not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (e.g., at the corporate and stockholder levels) that generally results from investment in stock of a corporation.

Among the requirements for taxation as a REIT, the Company is required to distribute substantially all of its taxable income (determined without regard to capital gains) each year. Failure to do so may cause the Company to fail to qualify for taxation as a REIT.

The Company’s principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660, and its telephone number is (949) 718-4400.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information of the Company for each of the three years in the period ended December 31, 1997 is derived from the Company’s 1997, 1996 and 1995 Annual Reports on Form 10-K. The selected consolidated financial information for the periods ended September 30, 1998 and September 30, 1997 is derived from the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 1998 and 1997. The Company’s consolidated financial statements in the 1997 Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports incorporated by reference herein. The Company’s consolidated financial statements in the 1996 and 1995 Annual Reports on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, but are not included or incorporated by reference herein. The selected consolidated financial information set forth below should be read in conjunction with the detailed information, consolidated financial statements and related notes and applicable “Management’s Discussion and Analysis” included in the 1997 Annual Report on Form 10-K and the Quarterly Report on Form 10-Q for the period ended September 30, 1998.

	Year Ended December 31,			Nine Months Ended September 30,
	1997	1996	1995	1998	1997
	(in thousands)
Revenues:
Minimum rent	$79,587	$66,536	$54,504	$75,536	$56,623
Interest and other income	22,454	17,104	14,759	17,009	15,986
Additional rent and additional interest	13,664	12,136	11,776	11,729	10,187

	115,705	95,776	81,039	104,274	82,796

Expenses:
Depreciation and non-cash charges	19,825	16,723	13,885	20,035	14,001
Interest and amortization of deferred financing costs	28,899	20,797	14,628	26,745	20,639
General and administrative	3,993	3,312	3,144	3,453	2,774

	52,717	40,832	31,657	50,233	37,414
Income before gain on sale of facilities	62,988	54,944	49,382	54,041	45,382
Gain on sale of facilities	829	—	989	2,321	829

Net income	63,817	54,944	50,371	56,362	46,211
Preferred stock dividends	(1,962)	—	—	(5,758)	(43)

Net income available to common stockholders	$61,855	$54,944	$50,371	$50,604	$46,168

Financial Position (at end of period):
Total assets:	$1,077,394	$744,984	$670,111	$1,295,558	$1,053,330
Bank borrowings	19,600	32,300	93,900	30,400	—
Senior notes due 2000-2038	355,000	190,000	100,000	480,150	355,000
Convertible debentures	64,512	64,920	65,000	57,456	64,534
Notes and bonds payable	58,297	9,229	23,364	66,584	48,908
Stockholders’ equity	553,046	428,588	371,822	613,379	554,052

RATIO OF EARNINGS TO FIXED CHARGES

The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	1993	1994	1995	1996	1997	1998
Ratio	7.63	5.52	4.44	3.64	3.03	3.22

For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement which accompanies this prospectus, the net proceeds from the sale of the Debt Securities offered from time to time hereby will be used for general corporate purposes, including the repayment of short term bank lines of credit and investments in health care related facilities. The Company uses its existing revolving bank credit facility primarily to provide short term financing for the acquisitions of health care related facilities. To the extent that the Company has amounts outstanding under the credit facility at the time it issues Debt Securities, it is currently required to use the proceeds of such issuance to repay amounts outstanding under the credit facility.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities may be issued from time to time as a single series or in two or more separate series. The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The particular terms of the Debt Securities offered by any prospectus supplement (the “Offered Debt Securities”), and the extent to which such general provisions may apply to the Offered Debt Securities, will be described in a prospectus supplement relating to such Offered Debt Securities.

The Debt Securities will be issued under an indenture, dated as of January 13, 1999, as such indenture may be amended from time to time (the “Indenture”), between the Company and Chase Manhattan Bank and Trust Company, as trustee (the “Trustee”). The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and holders of the Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Debt Securities and of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus is a part. Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by the Company for each series. As of the date of this prospectus, the Company has authorized the issuance under the Indenture of up to $500,000,000 aggregate initial offering price of Debt Securities, of which none has been issued.

The Debt Securities will be unsecured general obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding.

The applicable prospectus supplement or prospectus supplements will describe the terms of the Offered Debt Securities, including: (i) the aggregate principal amount and denominations of such Debt Securities; (ii) the date on which such Debt Securities will mature; (iii) the date or dates on which the principal of such Debt Securities is payable, if other than on maturity, or the method of determination thereof; (iv) the rate or rates per annum (which may be fixed or variable), or formula for determining such rate or rates, at which such Debt Securities will bear interest, if any; (v) the dates on which such interest, if any, will be payable; (vi) the Place of Payment or transfer with respect to such Debt Securities; (vii) the provisions for redemption or repayment of such Debt Securities, if any, including the redemption and/or repayment price or prices and any remarketing arrangements relating thereto; (viii) the sinking fund requirements or similar provisions, if any, with respect to such Debt Securities; (ix) whether such Debt Securities are denominated or provide for payment in United States dollars or a foreign currency or units of two or more currencies; (x) the form (registered or bearer or both) in which such Debt Securities may be issued and the terms applicable to the exchange of one form for another and any restrictions on the offer, sale and delivery of Debt Securities in either form; (xi) if the Company will pay additional amounts (“Additional Amounts”) in respect of Debt Securities held by a person who is not a U.S. person in respect of specified taxes, assessments or other governmental charges, under what circumstances the Company will pay such Additional Amounts and whether the Company has the option to redeem the affected Debt Securities rather than pay such Additional Amounts; (xii) whether such Debt Securities will be issued in whole or in part in the form of one or more global securities and, in such case, the Depositary for such global securities; (xiii) the title of such Debt Securities and the series of which such Debt Securities shall be a part; and (xiv) any other terms of such Debt Securities. Reference is made to the prospectus supplement for the terms of the Debt Securities being offered thereby. The variable terms of the Debt Securities are subject to change from time to time, but no such change will affect any Debt Security already issued or as to which an offer to purchase has been accepted by the Company.

The provisions of the Indenture described above provide the Company with the ability, in addition to the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, to “reopen” a previous issue or a series of Debt Securities and issue additional Debt Securities of such issue or series.

Unless otherwise indicated in a pricing supplement, the covenants contained in the Indenture would not necessarily afford holders of Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders.

Payment and Paying Agents

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of and premium and interest, if any, on Debt Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest.

Unless otherwise indicated in an applicable prospectus supplement, the Trustee, acting through its Corporate Trust Office, will be designated as the Company’s sole Paying Agent for payments with respect to Debt Securities of such series. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series. All monies paid by the Company to a Paying Agent for the payment of principal of or premium or interest, if any, on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

Global Securities

The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable prospectus supplement. A global Debt Security may be issued in either registered or bearer form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole by the Depositary for such Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If any Debt Securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium and interest, if any, on any such global Debt Security and the material terms of the depositary arrangement with respect to any such global Debt Security.

Certain Covenants

The Debt Securities will not be secured by mortgage, pledge or other lien. The Company will covenant in the Indenture not to pledge or otherwise subject to any lien any property or assets of the Company unless the Debt Securities are secured by such pledge or lien equally and ratably with all other obligations secured thereby so long as such obligations shall be so secured; provided, however, that such covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 10% of Consolidated Net Tangible Assets (as defined below) of the Company and its consolidated subsidiaries and will not apply to:

(1)
Any lien or charge on any property, tangible or intangible, real or personal, existing at the time of acquisition or construction of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase or construction price thereof or to secure any indebtedness incurred prior to, at the time of, or within one year after, the acquisition or completion of construction thereof for the purpose of financing all or any part of the purchase or construction price thereof;

(2)
Any liens securing the performance of any contract or undertaking of the Company not directly or indirectly in connection with the borrowing of money, obtaining of advances or credit or the securing of debts, if made and continuing in the ordinary course of business;

(3)	Any lien to secure nonrecourse obligations in connection with the Company’s engaging in leveraged or single investor lease transactions;

(4)
Any lien in favor of the United States or any state thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure progress, advance, or other payments pursuant to any contract or provision of any statute;

(5)
Mechanics’, materialmen’s, carriers’, or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

(6)
Any lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

(7)
Any liens for taxes, assessments or governmental charges or levies not yet delinquent, or liens for taxes, assessments or governmental charges or levies already delinquent but the validity of which is being contested in good faith;

(8)
Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and in the case of judgment liens, execution thereof is stayed;

(9)	Liens relating to secured indebtedness of the Company outstanding on December 31, 1998; and

(10)
Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (1) to (9) inclusive; provided, however, that the amount of any and all obligations and indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property).

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) less (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles of the Company and its consolidated subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles.

The Company also covenants in the Indenture that it will not create, assume, incur, or otherwise become liable in respect of, any

(a)
Senior Debt (as defined below) unless the aggregate outstanding principal amount of Senior Debt of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 150% of Capital Base (as defined below), or (ii) 225% of Tangible Net Worth (as defined below); and

(b)
Non-Recourse Debt (as defined below) unless the aggregate outstanding principal amount of Senior Debt and Non-Recourse Debt of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 225% of Capital Base.

For the purposes of this limitation as to borrowing money, “Senior Debt” means all Debt other than Non-Recourse Debt and Subordinated Debt; “Debt,” with respect to any person, means (i) its indebtedness, secured or unsecured, for borrowed money; (ii) Liabilities secured by any existing lien on property owned by such person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at a rate per annum equal to the average interest borne by all outstanding Debt Securities determined on a weighted average basis and compounded semi-annually) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii), to the full extent of the liability of the guarantor (discounted to the present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements); “Capital Lease” means at any time any lease of property, real or personal, which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; “Capital Lease Obligation” means at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; “Non-Recourse Debt” with respect to any person, means any Debt secured by, and only by, property on or with respect to which such Debt is incurred where the rights and remedies of the holder of such Debt in the event of default do not extend to assets other than the property constituting security therefor; “Subordinated Debt” means unsecured Debt of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such Debt (to which appropriate reference shall be made in the instruments evidencing such Debt if not contained therein) to the Debt Securities (and, at the option of the Company, if so provided, to other Debt of the Company, either generally or as specifically designated); “Capital Base” means, at any date, the sum of Tangible Net Worth and Subordinated Debt; “Tangible Net Worth” means, at any date, the net book value (after deducting related depreciation, obsolescence, amortization, valuation and other proper reserves) of the Tangible Assets of the Company at such date minus the amount of its Liabilities at such date; “Tangible Assets” means all assets of the Company (including assets held subject to Capital Leases, conditional sale agreements or other arrangements pursuant to which title to property has been retained by or vested in some other Person for security purposes) except: (i) deferred assets, other than prepaid insurance, prepaid taxes and deposits; (ii) patents, copyrights, trademarks, trade names, franchises, goodwill, experimental expense and other similar intangibles; and (iii) unamortized debt discount and expense; and “Liabilities” means, at any date, the items shown as liabilities on the balance sheet of the Company, except any items of deferred income, including capital gains.

Successor Corporation

The Indenture provides that the Company may consolidate with, or transfer or lease all or substantially all of its properties and assets to, or consolidate or merge with or into, any other person provided, that in any such case: (i) the successor person shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company under the Debt Securities and the Indenture; and (ii) the Company or such successor person, as the case may be, shall not, immediately after such transaction, be in default in the performance of any of such obligations. Subject to certain limitations in the Indenture, the Trustee will receive from the Company an officers’ certificate and an opinion of counsel stating that any such consolidation, merger, sale, lease or conveyance, and any such assumption, complies with the provisions of the Indenture.

Supplemental Indentures

Supplemental indentures may be made by the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of any series of outstanding Debt Securities, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of each such series affected by such modification or amendment, provided that no supplemental indenture may, among other things, reduce the principal amount of or interest on any Debt Securities, change the maturity date of the principal, the interest payment dates or other terms of payment or reduce the percentage in principal amount of outstanding Debt Securities of any series the consent of whose holders is necessary to modify or alter the Indenture, without the consent of each holder of Debt Securities affected thereby. Under certain circumstances, supplemental indentures may also be made without the consent of the holders.

Events of Default

The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events and such other events as may be established for the Debt Securities of a particular series: (i) default in payment of any interest or Additional Amount on the Debt Securities of such series and continuance of such default for a period of 30 days; (ii) default in payment of principal or premium, if any, on the Debt Securities of such series at their maturity; (iii) default in the deposit of any sinking fund payment with respect to such series when, as and if due; (iv) default in the performance, or breach, of any covenant or warranty, of the Company in the Indenture or any Debt Security of that series (other than a covenant or warranty in the Indenture solely for the benefit of a series of Debt Securities other than such series) continued for 60 days after appropriate notice; (v) certain events of bankruptcy, insolvency, reorganization or other similar occurrences; and (vi) certain other events of default, if any, relating to a particular series of Debt Securities. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of each series affected thereby may declare the Debt Securities of such series to be due and payable. Any past default with respect to a particular series of Debt Securities may be waived by the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of such series, except in a case of failure to pay principal of, or premium, if any, or interest on or Additional Amounts with respect to such Debt Securities for which payment had not been subsequently made or a default in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Debt Security of such series. The Company will be required to file with the Trustee annually an Officers’ Certificate as to the compliance with all conditions and covenants under the Indenture. The Trustee may withhold notice to holders of any series of Debt Securities of any default with respect to such series (except in payment of principal, premium, if any, interest or Additional Amounts) if it in good faith determines that it is in the interest of such holders to do so.

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to provisions in the Indenture for the indemnification of the Trustee and to certain other limitations, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series.

Satisfaction and Discharge of Indenture

The Indenture (except for certain specified surviving obligations including, among other things, the Company’s obligation to pay the principal of, and premium, if any, and interest on the Debt Securities) will be discharged with respect to the Debt Securities of any series which are due and payable or will become due and payable at maturity or redemption within one year upon the satisfaction of certain conditions, including the payment in full of the principal of, and premium, if any, and interest on all of the Debt Securities of such series or the deposit with the Trustee of an amount in cash or United States government obligations sufficient for such payment or redemption, in accordance with the Indenture.

Defeasance

The Company may terminate certain of its obligations under the Indenture with respect to the Debt Securities of any series, including its obligations to comply with the restrictive covenants set forth in the Indenture (see “Certain Covenants”) with respect to the Debt Securities of such series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee cash or United States government obligations sufficient to pay the principal of, and premium, if any, and interest on the Debt Securities of such series to their maturity in accordance with the terms of the Indenture and the Debt Securities of such series. In such event, the Trustee will receive from the Company an opinion of counsel stating that such deposit and termination will not have any federal income tax consequences to the holders.

Regarding the Trustee

The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company; provided, however, that if the Trustee acquires any conflicting interest it must eliminate such conflict or resign.

The Indenture provides that, in case an Event of Default has occurred and is continuing, the Trustee is required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its rights and powers.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

The Company may sell the Debt Securities through underwriters or agents or directly to purchasers. A prospectus supplement will set forth the names of such underwriters or agents, if any, and the specific designation, aggregate principal amount, rate and time of payment and interest, if any, redemption and/or repayment, if any, and other terms, and any listing on a securities exchange of the Debt Securities in respect of which this prospectus is delivered.

The Debt Securities may be sold to underwriters for their own account and may be resold to the public from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. A prospectus supplement will set forth any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

The Debt Securities may be sold directly by the Company, or through agents designated by the Company from time to time. A prospectus supplement will set forth any commission payable by the Company to such agent. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

The net proceeds to the Company from the sale of the Debt Securities will be the purchase price of the Debt Securities less any such discounts or commissions and the other attributable expenses of issuance and distribution.

The Company will agree to indemnify underwriters and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribute to payments underwriters or agents may be required to make in respect thereof.

LEGAL MATTERS

O’Melveny & Myers LLP will issue an opinion about the validity of the Debt Securities. Unless otherwise specified in an applicable prospectus supplement, Brown & Wood LLP will act as counsel for the underwriters or agents, if any. Paul C. Pringle, a partner at Brown & Wood LLP, owns 5,000 shares of Common Stock of the Company.

EXPERTS

Arthur Andersen LLP, independent public accountants, audited the Company’s financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing in giving the audit reports.